August 5, 2025

Brent Morrison
President and Chief Executive Officer
Regional Health Properties, Inc.
1050 Crown Pointe Parkway, Suite 720
Atlanta, Georgia 30308

       Re: Regional Health Properties, Inc.
           Schedule 14D-9 filed August 1, 2025
           File No. 005-83967
Dear Brent Morrison:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Schedule 14D-9 filed August 1, 2025
Item 4. The Solicitation or Recommendation

1. We note your disclosure that the Regional Board "did not take a position" with respect to the Offer but also effectively rejected the Offer. Please clarify whether the Regional
       Board recommends against the Offer or makes no recommendation with respect to the Offer. Refer to Item 1012(a) of Regulation M-A.
2.     Please revise your disclosure to describe the reasons for the Regional
Board's
       recommendation, or lack thereof, with respect to the Offer, not whether the Offer constitutes a Superior Regional Proposal. Refer to Item 1012(b) of Regulation M-A.
       While the pending merger may inform the Regional Board's position, the reasons section should speak directly to why the Regional Board determined its recommendation as to whether shareholders should tender into the Offer.
 August 5, 2025
Page 2

        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Mergers &
Acquisitions
cc:   Paul Davis Fancher